Exhibit 99.1

3SBio Inc. Announces Unaudited First Quarter 2012 Results
Net revenues grew 24.5% year-on-year to RMB147.2 million (US$23.4 million)
Reiterates 2012 net revenues guidance of US$99-US$108 million

SHENYANG, CHINA – May 14, 2012 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial Highlights:

  Total net revenues increased by 24.5% over the first quarter of 2011 to RMB147.2 million (US$23.4 million), compared to RMB118.2 million (US$18.1 million) in the first quarter of 2011.
  Operating income was RMB35.5 million (US$5.6 million), compared to operating income of RMB25.3 million (US$3.9 million) in the first quarter of 2011.
  Net income was RMB32.6 million (US$5.2 million), compared to net income of RMB22.2 million (US$3.4 million) in the first quarter of 2011.
  Net income per American Depositary Share (“ADS”) on a fully-diluted basis was RMB1.44 (US$0.23) compared to net income per ADS on a fully-diluted basis of RMB0.99 (US$0.15) for the first quarter of 2011.
  Cash, cash equivalents, restricted cash and time deposits were RMB790.8 million (US$125.6 million), including restricted cash of RMB0.7 million.

First Quarter 2012 Business Highlights

Operations

  EPIAO, the Company’s flagship injectable recombinant human erythropoietin (EPO) product, demonstrated strong growth with net revenue in the first quarter of 2012 rising 21.7% to RMB83.7 million (US$13.3 million), compared to RMB68.8 million (US$10.5 million) in the first quarter of 2011.
  Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (TPO) product, increased by 23.3% to RMB46.5 million (US$7.4 million) in the first quarter of 2012, compared to RMB37.7 million (US$5.8 million) in the first quarter of 2011.
  Net revenues for Iron Sucrose Supplement increased by 40.6% to RMB6.8 million (US$1.1 million) in the first quarter of 2012, compared to RMB4.9 million (US$0.7 million) in the first quarter of 2011.
  Net export revenues increased by 80.3% to RMB7.6 million (US$1.2 million), compared to RMB4.2 million (US$0.6 million) in the first quarter of 2011.

Regulatory

  We continue to interact with the SFDA on pending submissions, including Feraheme registration trial, China arm of the global multi-center trial for voclosporin and phase 1 trial for NuPIAO, our second generation EPO product.

Partnerships and Business Development

  As announced on March 9, 2012, we have entered into a strategic collaboration with DaVita Inc., to operate dialysis centers in Northeastern China, as well as a nationwide supply agreement for EPIAO.

Dr. Jing Lou, chief executive officer of 3SBio, commented:

“We are on budget for the first quarter and reiterate our full year guidance of US$99-108 million. While we are concerned about government-mandated price cuts, we are confident that our economies of scale, recognized product quality and reputation for innovative research and development will enable us to continue to adapt to China’s evolving health care reforms. We continue to focus on the implementation of the our business objectives for 2012, including continued focus on developing our pipeline products, new business initiatives in the dialysis service segment, seeking international partners to develop Uricase-PEG 20, and leveraging our world-class manufacturing capability to obtain approvals in countries where we can be among the first to introduce quality biosimilars at competitive prices.”

Exhibit 99.1

Three Months Ended March 31, 2012 Unaudited Financial Results

Net revenues. Net revenues increased by 24.5% to RMB147.2 million (US$23.4 million) for the first quarter of 2012 from RMB118.2 million (US$18.1 million) for the same period in 2011. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 21.7% and 23.3%, respectively, over the same period in 2011. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 31.6% of total net revenues. Export sales increased by 80.3% year-on-year to RMB7.6 million (US$1.2 million), and revenues from Iron Sucrose rose 40.6% year-on-year to RMB6.8 million (US$1.1 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the first quarter of 2012 increased by 28.7% to RMB132.5 million (US$21.0 million) from RMB102.9 million (US$15.7 million) for the same period in 2011. Gross margins increased by 2.9% to 90.0% for the first quarter of 2012 from 87.1% for the same period in 2011 and 89.4% for the fourth quarter of 2011. The increase was partly due to improved manufacturing productivity of the new plant.

Operating expenses. Operating expenses were RMB97.0 million (US$15.4 million) for the first quarter of 2012, representing an increase of 25.0% from RMB77.6 million (US$11.9 million) for the same period in 2011.

  Research and development (“R&D”) costs. R&D costs for the first quarter of 2012 were RMB10.8 million (US$1.7 million), or 7.3% of net revenues, compared to RMB7.8 million (US$1.2 million), or 6.6% of net revenues, for the same period in 2011. The increase is attributable to increased labor costs, clinical trials and testing expenses related to NuPIAO and Uricase-PEG 20.

  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for the first quarter of 2012 were RMB69.7 million (US$11.1 million), or 47.3% of net revenues, compared to RMB55.4 million (US$8.5 million), or 46.8% of net revenues, for the same period in 2011. The increase is mainly attributable to increased sales efforts and marketing activities, including the expansion of our sales & marketing team from 417 as of March 31, 2011 to 497 as of March 31, 2012.

  General and administrative expenses. General and administrative expenses for the first quarter of 2012 were RMB16.8 million (US$2.7 million), or 11.4% of net revenues, compared to RMB15.6 million (US$2.4 million), or 13.2% of net revenues for the same period in 2011. The decrease in general and administrative expenses as a percentage of net revenues is mainly due to improved economies of scale.

Operating income. Operating income was RMB35.5 million (US$5.6 million) for the first quarter of 2012, a 40.2% increase from operating income of RMB25.3 million (US$3.9 million) for the same period in 2011. Operating margin for the first quarter of 2012 was 24.2%, a 2.8% increase from operating margin of 21.4% for the same period in 2011. The improved operating margin is primarily due to improved gross margins and stable administrative overheads.

Interest income. Net interest income was RMB5.4 million (US$0.9 million) for the first quarter of 2012, compared to RMB3.6 million (US$0.6 million) for the same period in 2011.

Net income. Net income was RMB32.6 million (US$5.2 million) for the first quarter of 2012, a 47.1% increase over net income of RMB22.2 million (US$3.4 million) for the same period in 2011. Net income per ADS on a fully-diluted basis for the first quarter of 2012 increased to RMB1.44 (US$0.23) compared to RMB0.99 (US$0.15) for the same period in 2011. Net margin for the first quarter of 2012 was 22.2%, a 3.5% increase over net margin of 18.7% for the same period in 2011.

Cash Balances. Cash, cash equivalents and time deposits were RMB790.8 million (US$125.6 million, including restricted cash of RMB0.7 million), compared to RMB711.4 million (US$108.6 million, including restricted cash of RMB0.7 million) at March 31, 2011.

Exhibit 99.1

Conference Call

3SBio’s senior management will host a conference call on Monday, May 14, 2012 8:00pm (China Standard Time), 8:00am (US Eastern) 5:00am (US Pacific) to discuss its unaudited first quarter 2012 results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 73956752

Local dial-in:
China landline: 800-819-0121
China mobile: 400-620-8038
Hong Kong : 852-2475-0994
United States: 718-354-1231

International toll-free dial-in:
Hong Kong: 800930346
United States: 1-866-519-4004
United Kingdom: 080-8234-6646

International toll dial-in: 65 6723 9381

Replay- Conference ID: 73956752
A telephone replay will be available two hours after the call until May 22, 2012 at:
International: 61-2-8235-5000
United States: 1-866-214-5335

Webcast

A live webcast of the conference will be available on the investor relations section of 3SBio’s website at www.3sbio.com and at http://www.media-server.com/m/p/i9xa65b6.

A replay of the webcast will be available within one hour after the conclusion of the call.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2011. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2975 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2012 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. A rate of 6.5483 was used for comparative purposes as of March 31, 2011, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Exhibit 99.1

Cautionary Statement concerning Forward Looking Statements

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the first quarter of 2012 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the first quarter and the year of 2012.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate to occur in the future, and may include, but may not be limited to, discussions and statements regarding: full year revenue target, business growth and prospects, product pricing trends, operation plans and objectives, market size or patient number or illness prevalence estimates, product development prospects, future pipeline progress, regulatory review, certification and approval prospects, impact of the government policies and regulations, partnerships or collaborations and the outcome thereof, capital expense estimate, future operations and strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative thereof.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause actual results to differ from what the Company currently anticipates may include: regulatory actions such as adverse drug pricing adjustments, competition from other domestic and foreign pharmaceutical companies; risks and uncertainties related to cooperation, joint venture, and partnerships, including deal consummation risks; changes in China's healthcare insurance system; Chinese government policies and regulations; the segment market growth for our products; market acceptance of our products; hospital or patient demand for our products; progress of our clinical trials; receipt and timing of regulatory approvals for new products and indications; our ability to enhance production, sales and distribution network and other aspects of operation; our ability to effectively protect intellectual property; changes in the healthcare industry in China; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions, please refer to the Company's filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2011.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

Investor Contacts

Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com

Exhibit 99.1

3SBio Inc.
Unaudited quarterly consolidated balance sheets
(expressed in thousands)

	December 31,	March 31,	March 31,
	2011	2012	2012
	RMB	RMB	US$
Assets		(unaudited)	(unaudited)

Current assets

Cash and cash equivalents	245,813	278,576	44,236
Restricted cash	665	666	106
Time deposits with financial institutions	499,201	481,565	76,469
Accounts receivable, less allowance for doubtful accounts:
December 31, 2011 – RMB2,542; March 31, 2012 – RMB2,227 (US$354)	113,949	108,235	17,187
Notes receivable	47,243	54,494	8,653
Inventories	27,604	29,773	4,728
Prepaid expenses and other receivables	26,672	24,849	3,946
Available-for-sale securities	22,830	22,281	3,538
Prepaid to related parties	6,000	4,500	715
Deferred tax assets	2,750	2,190	348

Total current assets	992,727	1,007,129	159,926

Time deposits with financial institutions	20,000	30,000	4,764
Available-for-sale securities	10,848	11,058	1,756
Investment in non-consolidated affiliates	2,245	1,415	225
Property, plant and equipment, net	198,053	204,954	32,545
Prepaid land use rights	17,448	17,310	2,749
Prepayment and noncurrent deposits	16,801	15,243	2,420
Intangible assets, net	49,615	51,316	8,149
Long term receivables, less allowance for doubtful accounts:
December 31, 2011 – RMB 818; March 31, 2012 – RMB818 (US$130)	3,111	2,919	464
Deferred tax assets	262	313	50

Total assets	1,311,110	1,341,657	213,048

Liabilities and shareholders’ equity

Current liabilities

Accounts payable	6,218	5,656	898
Deferred grant income	374	374	59
Accrued expenses and other payables	48,389	46,551	7,393
Income tax payable	8,894	4,267	678

Total current liabilities	63,875	56,848	9,028

Deferred grant income	2,029	1,935	307

Total liabilities	65,904	58,783	9,335

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 154,473,159 and 154,551,780 issued and outstanding as of December 31, 2011 and March 31, 2012, respectively	124	124	20
Additional paid-in capital	973,218	978,444	155,370
Accumulated other comprehensive loss	(126,290)	(126,532)	(20,091)
Retained earnings	387,317	419,910	66,679

Total shareholders’ equity attributable to 3SBio Inc.	1,234,369	1,271,946	201,978
Non-controlling interest	10,837	10,928	1,735
Total shareholders’ equity	1,245,206	1,282,874	203,713

Total liabilities and shareholders’ equity	1,311,110	1,341,657	213,048

Exhibit 99.1

3SBio Inc.
Unaudited quarterly consolidated statements of income
(expressed in thousands, except per share, per ADS and other share and ADS data)

	For the Three Months Ended		For the Three Months Ended
	March 31, 2011		March 31, 2012
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Revenues:
EPIAO	68,801	10,507	83,719	13,294
TPIAO	37,719	5,760	46,501	7,384
Intefen	1,205	184	968	154
Inleusin	608	93	399	63
Iron sucrose	4,857	742	6,829	1,084
Export	4,238	647	7,639	1,213
Others	807	123	1,096	174
Total net revenues	118,235	18,056	147,151	23,366
Cost of revenues	(15,300)	(2,336)	(14,658)	(2,328)

Gross profit	102,935	15,720	132,493	21,038

Operating expenses
Research and development costs	(7,750)	(1,184)	(10,811)	(1,717)
Sales, marketing and distribution expenses	(55,360)	(8,454)	(69,667)	(11,063)
General and administrative expenses	(15,624)	(2,386)	(16,842)	(2,674)
Grant income	1,094	167	297	47

Operating income	25,295	3,863	35,470	5,631

Interest income	3,622	553	5,384	855
Share of loss in non-consolidated affiliates	(506)	(77)	(830)	(132)
Other income, net	106	16	123	20
Total other income, net	3,222	492	4,677	743

Income before income tax expense	28,517	4,355	40,147	6,374
Income tax expense	(6,355)	(970)	(7,463)	(1,185)
Net income	22,162	3,385	32,684	5,189
Less: net income attributable to non-controlling interest	-	-	(91)	(14)
Net income attributable to 3SBio Inc.	22,162	3,385	32,593	5,175

Net income attributable to 3SBio Inc. per share:
Basic	0.15	0.02	0.21	0.03
Diluted	0.14	0.02	0.21	0.03
Basic weighted average number of shares outstanding	152,706,964	152,706,964	154,523,610	154,523,610
Diluted weighted average number of shares outstanding	156,974,480	156,974,480	158,119,322	158,119,322

Net income attributable to 3SBio Inc. per ADS:
Basic	1.02	0.16	1.48	0.23
Diluted	0.99	0.15	1.44	0.23
Basic weighted average number of ADSs outstanding	21,815,281	21,815,281	22,074,801	22,074,801
Diluted weighted average number of ADSs outstanding	22,424,926	22,424,926	22,588,474	22,588,474